SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Mount Knowledge Holdings, Inc.

(Exact name of registrant as specified in its charter)

Nevada	000-52664	98-0371433
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10333 E. Dry Creek Rd, Suite 200 Englewood, CO 80112	10003-1502
(Address of principal executive offices)	(Zip Code)

(917) 289-0944
(Registrant’s telephone number, including area code)

NO VOTE OR OTHER ACTION OF THE OUR STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND US A PROXY.

Mount Knowledge Holdings, Inc.

10333 E. Dry Creek Rd, Suite 200

Englewood, CO 80112

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

General

This Information Statement is being mailed on or about October 28, 2014, by Mount Knowledge Holdings, Inc., a Nevada corporation (“MKHI”), to the holders of record of shares of our common stock on October 28, 2014. You are receiving this Information Statement in connection with a reverse merger transaction pursuant to which MKHI's wholly owned subsidiary, MK Merger Acquisition Sub, Inc. (“Merger Sub”), merged into Civergy, Inc. (“Civergy”), with the Company surviving the as a wholly owned subsidiary of MKHI (the “Merger”).  On October 3, 2014 (the “Effective Date”), the transactions contemplated for the Merger were complete, and the Merger became effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

Under the terms of the Merger, we are obligated to ensure that (i) all persons serving on our Board of Directors resign and (ii) nominees of the Company are appointed to our Board of Directors.  Civergy has nominated Mark Gray, David Carey, Wyly Wade, Andrew Westlund and Tom A. Vukota to be appointed to our Board of Directors.  These persons will be members of our Board of Directors on or about November 7, 2014, but in no event less than ten days after the date of mailing of this notice.  Additionally, James Beatty will resign as our director and executive officer and Mark Gray will be appointed as our President, Dan Hollenbach as our Chief Financial Officer and Jennifer Williamson Cockrum as our Chief Administrative Officer.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully.  You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

The only class of our voting securities currently outstanding is our common stock.  As of October 28, 2014, there were 204,202,084 shares of Common Stock, 1,000 shares of Series B Convertible Preferred Stock (“Series B Preferred”) and 53,341,732 shares of Series C Convertible Preferred Stock (“Series C Preferred”).

INFORMATION CONCERNING OUR CURRENT AND

PROPOSED DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officers

Our Board of Directors and our executive officer was appointed to serve for a one year term and until their successors were duly elected and qualified.  The name, age and positions held by our sole director and executive officer as of October 28, 2014 are as follows:

Name	Age	Position
James D. Beatty	69	President, Chief Executive Officer, Chief Financial Officer, Treasurer and Director

Mr. Beatty was appointed as a Director of the Company on March 30, 2012.  Mr. Beatty was appointed as President and CEO of the Company on March 31, 2012.  From July 1982 to the present, Mr. Beatty has been the President and Chief Executive Officer of Trinity Capital Corporation, a private Canadian merchant bank.  From January 2005 to March 2011, Mr. Beatty has also been the Chairman of Canary Resources Inc., a U.S. publicly traded coal bed methane company operating in Eastern Kansas and Western Missouri. From March 2006 until June 2008, Mr. Beatty served as Chairman of First Metals Inc. a Canadian base metals producer listed on the Toronto Stock Exchange.

Proposed Directors and Executive Officers

The names, ages and positions to be held by our proposed directors and executive officers on or about November 7, 2014 are as follows:

Name	Age	Positions Held
Mark Gray	57	Chief Executive Officer and Director
Dan Hollenbach	59	Chief Financial Officer
Jennifer Williamson Cockrum	38	Chief Administrative Officer
David Carey	70	Director
Wyly Wade	40	Director
Andrew Westlund	62	Director
Tom A. Vukota	41	Director

Mark Gray.  Mr. Gray has served as the Chairman and Chief Executive Officer of Civergy since September 2014.  From June 2013, as founder and Chairman of Civergy, he led the acquisition of New West Technologies, Inc. and BION Enterprises, LLC by Civergy, including all phases of capital formation and M&A transactions.  From September 2011 to date, he was the Chief Executive Officer of BION Enterprises, LLC, a company focused on development of cybersecurity and intelligence software, including SmartFile, for the U.S. federal government and commercial enterprise software marketplace.  From June 2009 until September 2011, he was a member of the Board of Directors, and 40% shareholder of Tessada and Associates, Inc. a top-secret cleared US federal government contractor supporting NASA, State Department and Department of Defense with approximately 500 employees.  Prior to 2009, was managing director of Gray Capital Partners, LLC.  Gray Capital Partners, LLC is a family trust office specializing in control investments in small to mid-size companies with sector focus on US government contractors, cybersecurity, IT products and services both in the U.S. and internationally.

Dan Hollenbach.  Mr. Hollenbach became the Chief Financial Officer of Civergy starting in May, 2014. Prior to joining the Company, he led the Consulting practice for Robert Half Management Resources in Colorado from June 2010 to May 2014. From August 2004 to July 2009, Dan was the CFO for Global Employment Holdings (OTC: GEYH), a national staffing, consulting and PEO company. Mr. Hollenbach began his career in the Audit and Assurance Services practice of EY before entering the corporate world.  He has over three decades of experience in corporate accounting and ﬁnance, including expertise in IPOs, SEC reporting, mergers and acquisitions, Sarbanes-Oxley, treasury management, process improvement, and all phases of audit, tax, and reporting. Additionally, he has served on audit committees and led negotiations of multiple senior debt restructurings. He is an active CPA, licensed in Texas, holds a CGMA certification, and received his B.B.A. in accounting from Texas Tech University.

Jennifer Williamson Cockrum.  Ms. Cockrum is the President of Primetrix, LLC, a subsidiary of Civergy.  Ms. Cockrum has been an employee of New West Technologies since 2011, when she joined New West Technologies, also a subsidiary company of Civergy, as the Director of Business Development.  From 2007 to 2011, Ms. Cockrum served as a Director of Human Resources of Pepsico, where she handled the human resource and personnel needs of an employee population totaling 800 bargaining unit employees and 75 managers and executives on site.  Ms. Cockrum has over 15 years of experience in operations management, human resources, employee benefit plan management, and business development.  Ms. Cockrum received her Bachelors’ degree in Economics from the University of Notre Dame, and her Masters’ Degree in Human Resources Development from Villanova University.  She has also served on several business and community boards and committees that focus on recruiting and retaining minority employees.

David Carey. Mr. Carey is a former Executive Director of the Central Intelligence Agency.  Since July 2009, Mr. Carey has served on the governance board of DRS Technologies, a Finmeccanica s.p.a company, and beginning in spring 2014 serves on the governance board of Qinetiq North America, a Qinetiq plc company.  Mr. Carey also serves on a number of Advisory Boards, including the Advisory Board of Raytheon Cyber Products. Mr. Carey is also on the Board of Directors of ImageWare Systems Inc.  Mr. Carey also consults with companies both independently and as an affiliate of the Command Consulting Group.  From April 2005 to August of 2008, Mr. Carey served as Executive Director for Blackbird Technologies, which provides state-of-the-art IT security expertise, where he assisted the company with business development and strategic planning. Prior to joining Blackbird Technologies, Mr. Carey was Vice President, Information Assurance for Oracle Corporation from September 2001 to April 2005. Mr. Carey worked for the CIA for 32 years until 2001. During his career at the CIA, Mr. Carey held several senior positions including that of Executive Director, often referred to as the Chief Operating Officer or No. 3 person in the agency, from 1997 to 2001. Before assuming that position, Mr. Carey was Director of the DCI Crime and Narcotics Center, the Director of the Office of Near Eastern and South Asian Analysis, and Deputy Director of the Office of Global Issues. Mr. Carey is a graduate of Cornell University and the University of Delaware.  Mr. Carey’s experience in government contracting will be an asset to the Board of Directors.

Wyly Wade. Mr. Wade is currently on the Board of Directors of Civergy, Inc.  Mr. Wade has over 20 years’ experience in cybersecurity, big data and identification technologies.  He has worked with Civergy, Inc. and its subsidiaries, New West Technologies and BiON in various management capacities since January 2013.  He also has served as the Chief Technology Innovation Officer at SEAF, a global investment firm, since September 2013.  Since 2009, he has served as a Social Protection Consultant for the World Bank.  Since 2005, he has been a partner at XAltitude, a consulting firm.  From 2009 to 2012, Mr. Wade worked on UID and RSBY the largest biometric and the largest health insurance projects in the world.  The Board of Directors will benefit from Mr. Wade’s experience in the cybersecurity field.

Andrew Westlund.  Mr. Westlund is currently on the Board of Directors of Civergy, Inc.   He is currently Chief Executive Officer of Organically Grown Company, an importer and distributor of organically grown produce.  He has been Chief Executive Officer of Organically Grown Company, a private company, since 2012 after serving on its Board of Directors since 2007 and serving as Chairman of the Board.  From 2003 to 2013, he was a consultant working on business development projects for the Texas Transportation Institute, a division of Texas A&M University.  From 1998 to 2003, he worked at Amazon.com, serving as, among other roles, Vice President of Global Operations.  From his experience, Mr. Westlund will be able to advice the Board of Directors on strategic planning, risk management, corporate governance, human resource and organizational development management.

Tom Vukota. Mr. Vukota is founder, President and Chief Investment Officer of Vukota Capital Management, a boutique alternative investment management firm founded in early 2010.  Mr. Vukota was previously a Managing Director of Manulife Financial’s (parent of John Hancock) alternative asset management division where he spent 10 years from 2000 to 2010.  Mr. Vukota sits on advisory boards of several private entities.  He has accumulated over 20 years of experience in the investment industry, possessing diverse alternative asset management experience.  He earned a Bachelor of Science Degree in Finance from the University of Vermont.  He also holds a Certified Management Accountant designation and a Chartered Financial Analyst designation.  He is also a member of the Institute of Management Accountants and the CFA Institute.  His financial and accounting background will be valuable to the Board of Directors.

Term of Office and Family Relationships

Our executive officers are appointed by and serve at the discretion of our Board of Directors.  Since March 31, 2012 to the present, James Beatty has been our executive officer and director. There are no family relationships among our current executive officer and director, proposed directors and proposed executive officers

INFORMATION ABOUT OUR BOARD OF DIRECTORS,

BOARD COMMITTEES AND RELATED MATTERS

Composition of the Board of Directors

Our Board of Directors has responsibility for our overall corporate governance and meets regularly throughout the year. Our bylaws provide that our Board of Directors may fix the exact number of directors between one and twelve.  Our Board of Directors has fixed the number of directors at one and since March 31, 2012 to the present, James Beatty has been our executive officer and director.

After the appointment of our new directors, the number of directors on our Board of Directors will be fixed at five.  At our next annual meeting of stockholders, our stockholders will elect five individuals to our Board of Directors to hold office until the next succeeding annual meeting of stockholders, until their successors are elected or until their earlier death, resignation or removal.

Corporate Governance and Committees

Our directors are kept informed of our business through discussions with our executive officers, by reviewing materials provided to them and by participating in meetings of our Board of Directors.

During the year ended December 31, 2013, our Board of Directors held zero meetings attended by members of the board either in person or via telephone, but approved resolutions by unanimous written consent in lieu of a meeting.

As of October 28, 2014, our Board of Directors did not have a standing audit committee, compensation committee or nominating committee.  We anticipate that our new Board of Directors will form an audit committee, compensation committee and a nominating committee.

Until an audit committee is formed, our Board of Directors will meet with our independent auditors at least annually to review the results of the annual audit and discuss the financial statements; and receive and consider the accountants' comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls.

Until the Board of Directors appoints a nominating committee, the entire Board of Directors can efficiently and effectively fulfill this function by using a variety of methods for identifying and evaluating nominees for director.  We have not adopted a policy with regard to the consideration of any director candidates recommended by our security holders.

As of October 28, 2014, our Board of Directors did not have a compensation committee because our director served as our only officer.

Director Independence

Our director, James Beatty is not considered independent under the current standards for "independence" established by the SEC and NASDAQ Market Place Rules as he is also our executive officer. Our proposed directors, David Carey, Andrew Westlund and Tom A. Vukota, will be considered independent under the current standards for "independence" established by the SEC and NASDAQ Market Place Rules. Our proposed directors, Mark Gray and Wyly Wade, will not be considered independent under the current standards for "independence" established by the SEC and NASDAQ Market Place Rules.

Stockholder Communications with our Board of Directors

We have not adopted any procedures by which security holders may recommend nominees to our Board of Directors.  We anticipate that such a procedure will be adopted concurrent with the consummation of the Merger Transaction.

Compensation of Directors

Our directors do not receive compensation in connection with their service as directors.  Our director, James Beatty, served on our Board of Directors during the twelve months ended December 31, 2013.  For the twelve months ended December 31, 2013, no compensation was awarded to or paid to, or earned by, Mr. Beatty for his board service.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Summary Compensation Table

The following table shows the compensation awarded to or paid to, or earned by all individuals who served as our executive officers for the years ended December 31, 2013, and December 31, 2012.  The individuals below were our only executive officers for the years ended December 31, 2013, and December 31, 2012.

SUMMARY COMPENSATION TABLE

				Stock	All Other
Name		Salary	Bonus	Awards	Compensation	Total
and Position	Year	($)	($)	($)	($)	($)

Daniel A. Carr (1)	2012	-	-	-	-	-
Former President, Chief Officer and Chief
Financial Officer

James D. Beatty (2)	2013	-	-	7,500	-	-
President, Chief	2012	-	-	-	-	-
Officer and Chief
Financial Officer

(1)

Daniel A. Carr was our president, chief executive officer, chief financial officer and a director since January 21, 2010 until his resignation in March 31, 2012.

(2)

James D. Beatty was appointed our president, chief executive officer, chief financial officer and a director on March 30, 2012. On March 15, 2013, the Company issued to Mr. Beatty a total of 150,000 shares of restricted common stock of the Company.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors from time to time. We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Outstanding Equity Awards at Fiscal Year-End

As at December 31, 2013, we had not adopted any equity compensation plan and no stock, options, or other equity securities were awarded to any of our executive officers.

Aggregated Options Exercised in the Year Ended December 31, 2013 and Year End Option Values

There were no stock options exercised during the year ended December 31, 2013.  We did not re-price any options previously granted during the year ended December 31, 2013.

Employment Contracts

We presently do not have any employment agreements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, THE CURRENT DIRECTORS, PROPOSED DIRECTORS AND EXECUTIVE OFFICERS

Prior to the consummation of the transactions contemplated by the Merger Agreement, there were 204,202,084 shares of MKHI’s Common Stock issued and outstanding and 242,172,355 of the Series A Preferred Stock, which were converted into Series C Preferred Stock.  As of October 24, 2014, the Company had 204,202,084 shares of Common Stock issued and outstanding out of 3,000,000,000 authorized shares of Common Stock.  Further, as of October 24, 2014, the Company had 1,000 shares of Series B Preferred issued and outstanding out of 1,000 authorized shares of Series B Preferred and 53,341,732 shares of Series C Preferred issued and outstanding out of 250,000,000 authorized shares of Series C Preferred.

At the Effective Time of the Merger:

(1)

each issued and outstanding share of MKHI’s Common Stock remained issued and outstanding;

(2)

each issued and outstanding share of the Series A Preferred Stock was converted into 0.2 shares of the Series C Preferred Stock.

(3)

each share of the Company’s common stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time was converted automatically into the right to receive 12.80 shares of the Series C Preferred Stock (the “Merger Consideration”).

In connection with the Merger, the Company undertook a financing (the “Financing”) issuing convertible notes (the “Merger Notes”) which shall be initially convertible into the Company’s common stock at $5.618 (subject to equitable adjustments for stock splits, stock dividends, mergers or consolidations, including the Merger Consideration issued in the Merger) along with additional equity consideration equal to the amount of Company’s common stock issuable through the conversion of the Merger Notes.  The Company closed on $2,525,000 of the Merger Notes as of October 24, 2014.  After the Merger, the Merger Notes are convertible into Series C Preferred Stock at $0.4389 per Preferred Share (or the equivalent of $0.004389 per share of the MKHI’s Common Stock) subject to weighted average anti-dilution protection for subsequent issuances at below the conversion price.

The following table sets forth certain information as of the consummation of the Merger and Financing regarding the beneficial ownership of our common stock by:

•

each person known by us to beneficially own more than 5% of the outstanding shares any class of our voting stock;

•

each of our proposed directors;

•

each of our proposed executive officers;

•

our current directors and executive officers;

•

all of our proposed directors and executive officers as a group; and

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the securities.  To our knowledge, except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of voting stock shown as beneficially owned by them.  Except as indicated by footnote, all shares of common stock underlying derivative securities, if any, that are currently exercisable or convertible or are scheduled to become exercisable or convertible for or into shares of common stock within 60 days after the date of the table are deemed to be outstanding for the purpose of calculating the percentage ownership of each listed person or group but are not deemed to be outstanding as to any other person or group.  Percentage of beneficial ownership of our common stock is based on 16,000,000 shares of common stock assumed to be outstanding immediately after giving effect to the Merger Transaction and related transactions discussed above.

The table on the following page sets forth, as of October 24, 2014, certain information with respect to the Common Stock and Preferred Stock owned by (i) each Director, nominee and executive officer of the Company; (ii) each person who owns beneficially more than 5% of the Common Stock and/or Preferred Stock; and (iii) all Directors, nominees and executive officers as a group.

	Common Stock (1)		Series B Preferred Stock (2)		Series C Preferred Stock (3)
Name and Address of Beneficial Holder	No. of shares	% of Class	No. of shares	% of Class	No. of shares	% of Class	% Total Voting Power (4)
Directors and Officers

James D. Beatty	150,000	*					*

Proposed Officers and Directors and 5% Shareholders

Mark Gray (5)			1,000	100%	6,670,480	12.5%	12.0%
David Carey					-	*	*
Wyly Wade (5)					6,670,480	12.5%	12.0%
Andrew Westlund (5)					2,425,629	4.6%	4.4%
Andrew Vukota (6)					76,410	*	*
Dan Hollenbach (5)					-	*	*
Jennifer Williamson Cockrum (5)					-	*	*

Officers and Directors as a Group

Neal Goldman (5)(7)					4,812,800	8.7%	8.4%

MMCAP International Inc. SPC (7) Bermuda Commercial Bank Building 19 Par-La-Ville Road Hamilton, HM 11 Bermuda Matthew MacIsaac, Director					4,556,800	8.2%	7.9%

Access Alternative Group S.A. Suite 104B, Saffrey Square Building Bank Lane, Nassau, Bahamas Robert Montgomery, President	5,106,503	2.5%			3,118,540	5.8%	5.7%

Birch First Advisors LLC Birch First Global Exempt Fund Inc. 205 Worth Avenue, Ste. 201 Palm Beach, Florida 33480 Pier S. Bjorklund, Managing Director	59,992,626	29.4%			2,471,415	4.6%	5.5%

Craig Hamilton(5)					2,425,629	4.6%	4.4%

James S. Williamson c/o Core Capital Group 5526 N. Academy Blvd., Suite 203 Colorado Springs, CO 80918					9,270,755	17.4%	16.7%

James S. Williamson 2012 Irrevocable Trust c/o Core Capital Group 5526 N. Academy Blvd., Suite 203 Colorado Springs, CO 80918 Mark Andrew Fowler, Trustee					6,180,503	11.8%	11.3%

* Less than 1%.

(1)	Based on 204,202,084 shares of Common Stock issued and outstanding as of October 24, 2014.
(2)

Based on 1,000 Series B Preferred issued and outstanding as of October 24,  2014. Each share of Series B Preferred shall be entitled to vote on all matters submitted or required to be submitted to a vote of the stockholders of the Corporation and shall be entitled to one (1) vote of share of Common Stock for each share of Series C Preferred owned at the record date for the determination of stockholders entitled to vote on such matters.

(3)

Based on 53,341,732 Series C Preferred issued and outstanding as of October 24, 2014. Each share of Series C Preferred shall be entitled to vote on all matters submitted or required to be submitted to a vote of the stockholders of the Corporation and shall be entitled to one (1) vote of share of Common Stock for each share of Series C Preferred owned at the record date for the determination of stockholders entitled to vote on such matters.

(4)

Percentage Total Voting Power represents total voting power for each beneficial owner with respect to all shares of our Common Stock, Series B Preferred and Series C Preferred beneficially owner as of October 24, 2014.

(5)	Address is c/o Civergy, Inc., 10333 E Dry Creek Road, Suite 200, Englewood, CO 80112
(6)

Represents shares owned by Vukota Multi-Strategy Fund, L.P., c/o Vukota Capital Management Inc., 259 Yorkland Road, 3rd Floor, Toronto, ON M2J 5B2, Canada.  Mr. Vukota has voting power and investment power for this entity.

(7)	Includes 2,278,400 shares of Class C Preferred Stock issuable upon the conversion of a $1,000,000 convertible note.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, or Exchange Act, requires our executive officer, directors and persons who beneficially own more than 10% of a registered class of our equity securities ("reporting persons") to file initial reports of ownership and reports of changes in ownership of our common stock and other equity securities with the SEC. The reporting persons are required by the SEC regulations to furnish us with copies of all reports that they file.

Based solely upon a review of copies of the reports furnished to us during its fiscal year ended December 31, 2013 and thereafter, or any written representations received by us from reporting persons that no other reports were required, we believe that all Section 16(a) filing requirements, if any, applicable to its reporting persons during the fiscal year end December 31, 2013 were met.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

There have been no transactions with related persons since the beginning of our last fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.

Policy Regarding Transactions with Related Persons

We recognize that related party transactions present a heightened risk of conflicts of interest and while we have not adopted a written policy to which all related party transactions shall be subject, our Board of Directors reviews the relevant facts and circumstances of all related party transactions, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in arm's-length dealings with an unrelated third party and the extent of the related party's interest in the transaction.  To the extent possible, no director may participate in any approval of a related party transaction to which he or she is a related party.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

MOUNT KNOWLEDGE HOLDINGS, INC.

By:

/s/ James D. Beatty________
James D. Beatty

President, Treasurer, Chief Executive Officer and Chief Financial Officer

(Principal Executive Officer, Principal Accounting Officer and Principal Financial Officer)

October 28, 2014